FILED BY VALIDUS HOLDINGS, LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC.
COMMISSION FILE NO. 001-10545

Validus Holdings, Ltd.
29 Richmond Road Pembroke, HM 08 Bermuda

VALIDUS URGES TRANSATLANTIC BOARD OF DIRECTORS TO ENTER INTO DISCUSSIONS FOR THE BENEFIT OF TRANSATLANTIC’S STOCKHOLDERS

PEMBROKE, BERMUDA, August 7, 2011 - Validus Holdings, Ltd. (NYSE: VR) (“Validus”) today urged the board of directors of Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic”) to enter into discussions with Validus following Transatlantic disclosing its receipt of a proposal from National Indemnity Company.

Validus observes that Transatlantic stockholders now have two potential alternatives that deliver greater market value than the Allied World takeover offer.  Validus urges the Transatlantic Board to immediately remove the obstacles it has erected in an effort to prevent Transatlantic’s stockholders from receiving the greatest value for their stock.  Validus calls upon the Transatlantic Board to enter into discussions with Validus without restrictive pre-conditions.

Ed Noonan, Chairman and CEO of Validus, said: “Validus reiterates its commitment to its offer for Transatlantic, which provides Transatlantic stockholders with the opportunity to participate in the significant long-term value creation of the combined company.  While the National Indemnity offer acknowledges the value of the Transatlantic franchise, it fails to provide Transatlantic stockholders with any participation in the upside of the combined company.  We believe Transatlantic stockholders deserve the right to choose for themselves between an offer that provides greater potential future value or a fixed price today.”

Validus has proposed to acquire Transatlantic for 1.5564 Validus voting common shares and $8.00 per share in cash, which had a total value of $55.95 based on Validus’ unaffected trading price as of July 12, 2011.  As of August 5, 2011, the total value of Validus’ offer was $46.37 per Transatlantic share, following recent stock market fluctuations; however, the Validus stock-and-cash offer provides Transatlantic stockholders with an equity interest in the combined company and participation in its future upside potential.

All materials related to Validus’ offer for Transatlantic can be found at www.transactioninfo.com/validus, on the “Investor Relations” section of Validus’ website, www.investorrelations.validusholdings.com/, and with filings made to the Securities and Exchange Commission.

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings Ltd. Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7)

adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the possible downgrade of U.S. securities by credit rating agencies and the resulting effect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

The contents of any websites referenced in this press release are not incorporated by reference into this press release.

Additional Information about the Proposed Transaction and Where to Find It:

This press release relates to the Exchange Offer by Validus to exchange each issued and outstanding share of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash. This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) and the preliminary proxy statement that Validus has filed with the Securities and Exchange Commission. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed are or will be available free of charge at the Securities and Exchange Commission’s website (http://www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the participants in the solicitation is available in the preliminary proxy statement that Validus filed with the SEC on August 1, 2011 in connection with the special meeting of stockholders of Transatlantic. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.

SOURCE: Validus Holdings, Ltd.

Investors:	Media:
Validus Holdings, Ltd.	Brunswick Group
Jeff Consolino, President and Chief Financial Officer	Stan Neve / Gemma Hart
Jon Levenson, Executive Vice President	+1-212-333-3810
+1-441-278-9000
or
Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
+1-212-750-5833